SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _____)*

Braintech, Inc.

(Name of Issuer)

Common Stock, $.001 par value

 (Title of Class of Securities)

105022206

 (CUSIP Number)

Frederick W. Weidinger
1750 Tysons Boulevard, Suite 350
McLean, VA 22102
Telephone: (703) 801-1311

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:

Greenberg Traurig, LLP
1750 Tysons Boulevard
Suite 1200
McLean, Virginia  22102
Attention:  Jeffrey R. Houle, Esq.
Telephone:  (703) 749-1336

October 23, 2006

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

Page 1 of 7 Pages

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

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CUSIP No. 109022206

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Frederick W. Weidinger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO/PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	21,483,750
	8	SHARED VOTING POWER	0
	9	SOLE DISPOSITIVE POWER	21,483,750
	10	SHARED DISPOSITIVE POWER	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,483,750
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.01%(1)
14	TYPE OF REPORTING PERSON IN

(1)  Based on 53,752,245 shares of common stock issued and outstanding as of September 30, 2008.

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Item 1.                    Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, par value $.001 per share (the “Common Stock”), of Braintech, Inc., a Nevada corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is #102 - 930 West 1st Street, North Vancouver, B.C. Canada, V7P 3N4.

Item 2.                    Identity and Background.

This Schedule 13D is being filed by Frederick W. Weidinger (the “Reporting Person”).

This Schedule 13D relates to 21,483,750 shares of Common Stock held by the Reporting Person (the “Shares”).  The Reporting Person has sole voting and dispositive power over the Shares.

The Reporting Person is currently serving as Chief Executive Officer, Director and Chairman of the Board of Directors of the Issuer.

The business address of the Reporting Person is 1750 Tysons Boulevard, Suite 350, McLean, VA 22102.

During the past five years, the Reporting Person has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

The Reporting Person is a citizen of the United States.

Item 3.                    Source and Amount of Funds or Other Consideration.

On March 4, 2005, the Reporting Person purchased 97,500 shares of Common Stock and warrants to purchase 48,750 shares of Common Stock at an exercise price of $.50 for $39,000 and on May 3, 2005, purchased 250,000 shares of Common Stock and warrants to purchase 125,000 shares of Common Stock at an exercise price of $.30 for $200,000.

On January 12, 2005, the Reporting Person purchased 125,000 shares of Common Stock and warrants to purchase 62,500 shares of Common Stock at an exercise price of $.50 for $50,000.

In November 2006, the Reporting Person provided a $750,000 standby letter of credit (the “Letter of Credit”) as partial security for a bank loan provided under that certain loan agreement, dated November 2, 2006, between Royal Bank of Canada (the “Bank”) and the Issuer (the “2006 Agreement”).  In return for the Letter of Credit, the Reporting Person received 1,500,000 shares of Common Stock, warrants to purchase 2,250,000 shares of Common Stock at an exercisable price of $0.30 per share, and warrants to purchase 1,125,000 shares at an exercise price of $0.50 per share.

Page 4 of 7 Pages

In August 2007, the Issuer issued the Reporting Person 750,000 shares of Common Stock at a deemed price of $0.48 per share in consideration for the Company’s failure to register the shares of Common Stock originally issued pursuant to the Letter of Credit as required.][Please confirm].

On September 5, 2007, the Reporting Person disposed of 150,000 shares of Common Stock by gift for no consideration.

On October 22, 2007, pursuant to that certain Executive Employment agreement with Stock Purchase and Stock Option Provisions dated as of October 22, 2007 (the “Employment Agreement”), the Reporting Person was issued 8,000,000 shares of Common Stock as Bonus Stock pursuant to the Company’s Bonus Stock and Bonus Stock Option Incentive Plan, of which 7,000,000 shares were subject to certain milestones and as such are being held in escrow pending completion of the milestones.  To date, 3,000,000 shares have been disbursed from escrow to the Reporting Person.  In accordance with the terms of the Employment Agreement, the Reporting Person purchased the 8,000,000 shares of Bonus Stock for the purchase price of $0.01 per share or $80,000.  In the event that an individual milestone is not achieved, the Issuer will repurchase the related shares from the Reporting Person for the purchase price of $0.01 per share.  Additionally, the Reporting Person received a signing bonus of an option to purchase 2,000,000 shares of Common Stock at a price of $0.42 per share under the Employment Agreement.

On September 26, 2008, the Reporting Person received warrants to purchase 50,000 shares of Common Stock as compensation for advancing $50,000 to the Issuer to facilitate acquisition of a company by the Issuer.

The Issuer and the Bank have entered into a new credit facility pursuant to a letter agreement, dated September 17, 2008 (the “2008 Agreement”).  In connection with the new facility, the Reporting Person has agreed that the Letter of Credit, which was provided to the Bank under the 2006 Agreement, will continue to be held by the Bank as partial security for the Issuer’s obligations owing to the Bank under the 2008 Agreement.  On September 26, 2008, as compensation for extending the Letter of Credit, the Reporting Person received 1,500,000 shares of Common Stock and warrants to purchase 3,750,000 shares of Common Stock at an exercise price of $0.30 per share.

Item 4.                    Purpose of Transaction.

The Reporting Person acquired the Shares for investment purposes.  The Reporting Person may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Person, acquire additional shares.  The Reporting Person reserves the right to, and may in the future choose to, change his purpose with respect to his investment and, take such actions as he deems appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a private transaction or by gift, all or a portion of the shares of Common Stock which he now owns or may hereafter acquire.

At the date of this Statement, the Reporting Person, except as set forth in this Statement and consistent with the Reporting Person’s position as Chief Executive Officer and Chairman and as a Director of the Issuer, has no plans or proposals which would result in:

(a)           The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

Page 5 of 7 Pages

(c)           A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)           Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors;

(e)           Any material change in the present capitalization or dividend policy of the Issuer;

(f)            Any other material change in the Issuer’s business or corporate structure;

(g)           Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which ay impede the acquisition of control of the Issuer by any person;

(h)           Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)            A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)            Any action similar to any of those actions enumerated above.

Item 5.                   Interest in Securities of the Issuer.

As of the date of this report, the Reporting Person may be deemed to beneficially own an aggregate of 21,483,750 shares of Common Stock, which represents approximately 34.01% of the Common Stock outstanding as of September 30, 2008.  The Reporting Person has sole power to vote or direct the vote of, and to dispose or direct the disposition of, all such 21,483,750 shares of Common Stock.

Other than as set forth herein, there have been no transactions in the securities of the Issuer by the Reporting Person in the 60 days immediately preceding the date of this report.

Item 6.                   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On May 12, 2008, the Issuer and the Reporting Person entered into a First Amendment to Executive Employment Agreement (the “First Amendment”), which became effective as of such date, which amends the Employment Agreement.  The First Amendment amends Appendix I - Executive Bonus Securities Compensation Structure of the Employment Agreement by updating the milestones pursuant to which the Reporting Person’s shares of bonus stock and stock options will vest. Under the Employment Agreement, the Reporting Person received 8,000,000 shares of Common Stock, of which 7,000,000 shares were subject to certain milestones (as described therein) and are to be held in escrow pending completion of the milestones, and an option to purchase 2,000,000 shares of Common Stock at an exercise price of $0.42 per share.  Certain milestones have been achieved, and 1,000,000 shares and 2,000,000 shares of Common Stock were disbursed from the escrow to the Reporting Person on May 14, 2008 and August 1, 2008, respectively.  In the event that an individual milestone has not been achieved within the time restriction for achieving such milestone, the Issuer will purchase the shares subject to the milestone for the purchase price of $0.01 per share. The First Amendment also provides that upon a change of control of the Issuer, all unvested bonus stock and stock options shall immediately vest. All other terms of the Employment Agreement remain the same.

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Item 7.	Material to be Filed as Exhibits.

Exhibit 1.  Form of Loan Guarantee and Subscription Agreement (included as Exhibit 10.1 to the Issuer’s 8-K filed on October 26, 2006, and incorporated herein by reference).

Exhibit 2.  Form of Warrant (included as Exhibit 10.2 to the Issuer’s 8-K filed on October 26, 2006 and incorporated herein by reference).

Exhibit 3.  Amendment No. 1 dated May 12, 2008 to the Executive Employment Agreement dated October 22, 2007 between Braintech, Inc. and Frederick Weidinger (included as Exhibit 10.1 to the Issuer’s Form 10-Q filed on May 14, 2008, and incorporated herein by reference).

Exhibit 4.  Executive Employment Agreement with Stock Purchase and Stock Option Provisions, dated as of October 22, 2007, by and between the Issuer and Frederick Weidinger (included as Exhibit 10.3 to the Issuer’s Form 8-K filed on October 31, 2007, and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 8, 2008

By:           /s/ Frederick W. Weidinger
Name:      Frederick W. Weidinger

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